Exhibit 99.1

CENTOGENE Reports Record Fourth Quarter and Full Year 2020 Financial Results

Delivers very strong financial results in unprecedented year

•	Revenues more than doubled in FY 2020 compared to FY 2019 to a record €128.4 million, with Q4 2020 revenues nearly quadrupling year-over-year to a record €70.3 million

•	Achieved highest annual adjusted EBITDA in CENTOGENE’s history, driven by COVID-19 testing revenues in H2 of 2020, even with continuous investment in the Company’s rare disease core business

•	100,000 patients added to rare disease-centric database and biobank in 2020, an increase of 20%

•	Diagnostics recovery and newly signed Pharma partnership deals indicate a return to solid core business growth in 2021

•	Virtual Investor Event outlining future strategy and direction of the Company to be held on June 22nd

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, April 15, 2021 (GLOBE NEWSWIRE) – Centogene N.V. (Nasdaq: CNTG) (“CENTOGENE” or the “Company”), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today provided an update on its corporate progress and announced financial results for the fourth quarter of 2020 and full year ended December 31, 2020.

Executive Commentary

“During a challenging 2020 for our industry and society at large, we demonstrated an ability to be nimble as well as leverage our expertise to help address COVID-19,” said Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE. “It is a direct result of our team’s commitment to patients, deep knowledge of medical diagnostics, and innovative science-backed initiatives. Accordingly, we are pleased to see the significant revenue achieved with our commercial COVID-19 testing, and are positioned to invest the associated financial contributions into our core rare disease business. As such, we expect to see continued expansion in our key assets, such as our database and biobank, artificial intelligence, and research and development of rare genetic diseases. We anticipate a return to solid core business growth in 2021.”

Richard Stoffelen, CENTOGENE’s Chief Financial Officer, added, “We are pleased with CENTOGENE’s performance in 2020, particularly in achieving record revenue growth and the highest annual adjusted EBITDA in the Company’s history amid a global pandemic. As we continue into 2021, we will use our significantly strengthened balance sheet and extensive knowledge of rare diseases to continue to deliver value to our patients and shareholders.”

Financial Highlights

•	Revenues more than doubled in 2020 compared to 2019 for a record €128.4 million

•	Q4 2020 revenues nearly quadrupled year-over-year to a record €70.3 million

•	Commercial COVID-19 testing contributed €59.8 million in revenues in Q4 2020, up from €27.4 million in Q3 2020

•	Achieved highest annual adjusted EBITDA in Company’s history

•	Pharma revenues decreased 21%, while Clinical Diagnostics revenues (excl. COVID) decreased 19% compared to FY 2019

Business Highlights

Throughout 2020 and into 2021, CENTOGENE has continued solidifying its leading position in the rare disease space:

Pharma

Pharma Collaborations

•	Steady momentum of new pharma partnerships, with 16 new deals signed in 2020, including nine on clinical trial support and five on sponsored genetic testing

•	Continued expansion of database- and biobank-related pharma collaborations further strengthens the Company’s ability to advance the areas of genetic diagnostics, clinical trial support and patient classification, and target and drug discovery

Clinical Studies

•	CENTOGENE currently has 16 ongoing observational clinical studies and longitudinal observational clinical studies to validate/monitor biomarkers, covering several disease categories, such as Parkinson’s disease, transthyretin amyloidosis, and inborn errors of metabolism

•	The Company recently reached a key milestone of 10,000 participants in its global Parkinson’s disease study (Rostock International Parkinson's Disease (ROPAD) Study). In 2018, CENTOGENE entered into a strategic collaboration with Denali Therapeutics for the targeted global identification and recruitment of Parkinson’s disease patients with mutations in the LRRK2 gene

Diagnostics

Order Intake

•	The sample order intakes number for the core Diagnostics segment decreased by 19% compared to 2019. The most significant impact was in H1 2020, and sample order intake demonstrated an upward trend in H2 2020, with Q4 2020 being nearly on par with Q4 2019

Scientific Publications

•	CENTOGENE’s scientific study underlining the power of Genome Sequencing (GS) as a first-line, stand-alone diagnostic test was selected as the European Journal of Human Genetics Editor’s Choice 2021 and Reader’s Choice 2020

•	In 2020, the Company authored 55 peer-reviewed scientific publications focused on several diseases, including Gaucher and Fabry, as well as the advancements of diagnostic technologies, such as Whole Genome Sequencing

COVID-19

COVID-19 Testing Offering

•	Leveraged Company’s diagnostic expertise and resources to offer COVID-19 testing, including the opening of eight COVID-19 test centers and processing over one million samples for SARS-CoV-2 testing in 2020

Financial Guidance

Diagnostics recovery and newly signed Pharma partnership deals indicate a return to solid core business growth for 2021.

Regarding the Company’s COVID-19 segment, uncertainties remain around global vaccine rollout, epidemiological impact of new mutations and testing policies, making accurate predictions impossible. Based on the current trajectory as of Q1 2021, CENTOGENE anticipates revenues from the COVID-19 segment to be at least on par with 2020.

Virtual Investor Event

CENTOGENE plans to host an investor event on June 22, 2021, to provide an update on its strategy and progress in the rare disease space. The investor event will be held virtually and hosted on the Company’s website.

Webcast and Conference Call Details

Management will host a conference call today, April 15, 2021, at 8 a.m. EDT to discuss financial results and recent corporate developments. You may register for the conference call at http://emea.directeventreg.com/registration/6009679. Upon registering, each participant will be provided with participant dial in numbers, a direct event passcode, and a unique registrant ID.

The webcast of the conference call and the related earnings presentation will also be available on the Investor Relations page of the Company’s website at http://investors.centogene.com.

Further Information

Further information on the Company’s Full Year 2020 Earnings, including the management’s discussion and analysis of financial condition and results of operations, can be found by visiting EDGAR on the SEC website at www.sec.gov, as well as the Investor Relations page of the Company’s website at http://investors.centogene.com.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other current reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

investor.relations@centogene.com

FTI Consulting

Bridie Lawlor O’Boyle

+1.917.929.5684

bridie.lawlor@fticonsulting.com